

07002305

NITED STATES
DEXCHANGE COMMISSION
ıington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL TRANSITION SOLUTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 N. PROSPECT ROAD, SUITE 6
(No. and Street)

PEORIA HEIGHTS (City) ILLINOIS (State) 61616 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. ZOGBY (309) 688 - 1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENNER, RICHARD L.
(Name – *if individual, state last, first, middle name*)

207 MAIN STREET, SUITE 430 (Address) PEORIA (City) ILLINOIS (State) 61602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASH, D.C. 202

PROCESSED MAR 12 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E. ZOGBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL TRANSITION SOLUTIONS, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


OFFICIAL SEAL
BRENDA LEE NEISLER
NOTARY PUBLIC-STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/08/09

Signature

President

Title

Brenda Lee Neisler

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. EARNINGS AND RETAINED EARNINGS
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 430
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
E: rlrcpa@ameritech.net

Board of Directors
Global Transition Solutions, Inc.
4700 N. Prospect Road, Suite 6
Peoria Heights, IL 61616

February 5, 2007

Gentlemen:

Professional standards require that I advise you of various matters concerning my recent concluded audit.

<u>My Responsibility Under Generally Accepted Auditing Standards</u>

My responsibility, as prescribed by professional standards, is to plan and perform this audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit does not provide absolute assurance or guarantee the accuracy of the financial statements and is subject to the inherent risk that errors, irregularities (or illegal acts), if they exist, have not been detected. As part of my audit, I considered the Company's internal control structure. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control structure.

<u>Significant Audit Adjustments</u>

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statement that, in my judgment, may not have been detected except through my auditing procedures. These adjustments may include those proposed by me but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statement.

During my audit, I did not note any significant audit adjustments.

<u>Disagreements with Management</u>

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the Company's financial statements or the auditor's report.

I am pleased to report that no such disagreements arose during the course of my audit.

<u>Consultation with Other Accountants</u>

Management has informed me that they have not consulted with other accountants during the year about auditing and accounting matters.

Difficulties Encountered in Performing the Audit

My audit was completed well within the deadline for completion and I had no difficulties in performing the audit.

Management Consulting Fees

During the year ended December 31, 2006, I did not perform any management consulting services for the Company.

This letter is solely for the internal use of the Board of Directors and management of Global Transition Solutions, Inc and should not be used for any other purpose.

If you have any questions or need further information concerning these matters, please call my office.

Sincerely



Richard L. Renner
Certified Public Accountant

GLOBAL TRANSITION SOLUTIONS, INC.

FINANCIAL STATEMENTS, SCHEDULES AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

December 31, 2006

CONTENTS

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 430
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
E: rlrcpa@ameritech.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors and Stockholder
Global Transition Solutions, Inc.

I have audited the accompanying statement of financial condition of Global Transition Solutions, Inc. as of December 31, 2006, and the related statements of earnings and retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Transition Solutions, Inc. at December 31, 2006 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but they are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

- Computation of Net Capital Under Rule 15c3-1
- Computation for Determination of Reserve Requirements Under Rule 15c3-3
- Information for Possession or Control Requirements Under Rule 15c3-3

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Richard L Renner
Certified Public Accountant

February 5, 2007

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$ 243,956	
Total current assets		$ 243,956
PROPERTY AND EQUIPMENT, at cost:		
Equipment - computer	$ 2,407	
Furniture and fixtures	1,750	
Less accumulated depreciation	(4,157)	
Net property and equipment		0
OTHER ASSETS		
Stock warrants, at cost	$ 39,840	
Prepaid MGA fees	76,024	
		115,864
Total Assets		$ 359,820

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$ 4,582	
Accrued federal and state income taxes	20,782	
		$ 25,364
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; authorized, 56,000 shares; issued and outstanding, 7,000 shares	$ 1,000	
Additional paid-in capital	5,001	
Retained earnings	328,455	
Total stockholder's equity		334,456
Total Liabilities and Stockholder's Equity		$ 359,820

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.

STATEMENT OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31, 2006

INCOME:				
Commissions	$	2,511,756		
Interest		3,067		
Gain on sale of securities		40,559		
Total income			$	2,555,382
OPERATING EXPENSES:				
Commissions	$	188,392		
Bank charges		85		
Errors & ommissions insurance		9,965		
Insurance fidelity bond		583		
General agent fees		2,003,342		
NASD fees		4,778		
Postage and express		180		
Professional fees		49,256		
Other fees and services		33,080		
Total operating expenses				2,289,661
NET INCOME BEFORE INCOME TAXES			$	265,721
PROVISION FOR INCOME TAXES				95,936
NET INCOME FOR THE YEAR			$	169,785
RETAINED EARNINGS, Beginning of year				162,612
Unrealized loss on securities				(3,942)
RETAINED EARNINGS, End of year			$	328,455

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2006

Stockholder's Equity, beginning of year	$	168,613
Net income for the year		169,785
Additions (including non-conforming capital of $ - 0 -)		0
Deductions (including non-conforming capital of $3,942)		
Unrealized loss on investments		(3,942)
Stockholder's Equity, end of year	$	334,456

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received - commissions and interest	$ 2,514,823	
Cash paid for services and fees	(2,576,771)	
Income taxes paid	(116,721)	
Net cash provided by operating activities		$ (178,669)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments	$ 188,903	
Purchase of investments	(149,511)	
Net cash provided by investing activities		39,392
NET INCREASE IN CASH AND CASH EQUIVALENTS		$ (139,277)
CASH AND CASH EQUIVALENTS, Beginning of year		383,233
CASH AND CASH EQUIVALENTS, End of year		$ 243,956
Reconciliation of net income to net cash provided by operating activities		
Net income for the year		$ 169,785
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of investments	(40,559)	
Increase in prepaid MGA fees	(76,024)	
Increase in accrued expenses	1,582	
Increase in MGA fees payables	(212,668)	
Increase in income taxes payable	(20,785)	
		(348,454)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ (178,669)

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Hoffman Securities Corporation was registered as a broker/dealer on January 28, 1988 with the Securities and Exchange Commission. The Company was inactive and in the development stage since its inception on August 21, 1987. In February, 1996 Hoffman Securities was purchased, restructured, and renamed Allied Financial Advisors, Inc. and remained in the development stage through December 31, 1996. In 1997, the Company became an active business receiving commissions on transactions and paying operating expenses. During 2006, the Company officially changed its name to Global Transition Solutions, Inc.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may effectively restrict dividends of capital to stockholders. Under the above rules, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined. At December 31, 2006 aggregate indebtedness and net capital were $25,364 and $218,592 respectively, or 11.61 percent. The Company's net capital requirements were $2,536 resulting in net capital in excess of requirements of $216,056.

Stock warrants of $39,840 and prepaid fees $76,024 were included on the balance sheet as non-allowed assets. These amounts remain on the balance sheet as non-allowed assets at December 31, 2006 and were deducted from the Company's net capital before applying the net capital computation.

NOTE 3 - SUBORDINATED LIABILITIES

The Company did not have any subordinated liabilities outstanding at December 31, 2006 or at any time during the year then ended.

NOTE 4 - RELATED PARTY TRANSACTIONS

All operating expenses of the corporation are guaranteed by a company related through common ownership.

NOTE 5 - INCOME TAXES

Income taxes for the Company at December 31, 2006 consist of the following:

Current year federal provision	$ 74,944
Current year state provision	20,992
Total provision	$ 95,936

GLOBAL TRANSITION SOLUTIONS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

AGGREGATE INDEBTEDNESS	$ 25,364
NET CAPITAL - Stockholder's equity	$ 334,456
Less: Non-allowable assets	115,864
Total Net Capital	$ 218,592
REQUIRED NET CAPITAL (10% of Aggregate Indebtedness)	2,536
EXCESS NET CAPITAL (At 100%)	$ 216,056
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	11.61 %
RECONCILIATION WITH FOCUS REPORT	
Net capital as reported in the Company's most recent unaudited Focus Report - Part II	$ 218,592
Audit adjustment	none
Net capital per above	$ 218,592

GLOBAL TRANSITION SOLUTIONS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2006

The Company was exempt from Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 430
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
E: rlrcpa@ameritech.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Global Transition Solutions, Inc.

In planning and performing my audit of the financial statement of Global Transition Solutions, Inc. for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global Transition Solutions, Inc. that I considered relevant to the objectives stated in rule 17a-5. This included a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exempting provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures referred to in the preceding paragraph are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or the effectiveness of the design and operation of policies and procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that I consider to be material weaknesses.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the directors and stockholder, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.



Richard L. Renner
Certified Public Accountant
February 5, 2007

END